UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011.

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES SIGNING OF A NEW COLLECTIVE BARGAINING AGREEMENT

Medellín, Colombia, October 18, 2011

On Friday, October 14, 2011, Bancolombia S.A. ("Bancolombia") reached an agreement to enter into a new collective bargaining agreement with Uneb and Sintrabancol (the “Agreement”), which will have a term of three (3) years, from November 1, 2011 to October 31, 2014.  The Agreement will cover more than 11,000 employees.

Among other agreements, the following are the most relevant economic aspects of the new convention:

1. Salary increase: 7% salary increase for the first year. For the second year, the increase will be equal to the variation in the Colombian consumer price index (“IPC”) as certified by the Colombian statistical bureau (“DANE”) for the period between November 2011 to October 2012, plus 1.5 percentage points, and for the third year, the increase will be equal to the IPC variation for the period between November 1, 2012 to October 2013, plus 1.8 percentage points.

The salary increase for the second and third year would be calculated taking the highest value of the IPC of the twelve-month periods of October and November of each successive year.

2. Increase in funds allocated to education and housing loans, and an extraordinary allocation of funds to service 1000 housing loans during the term of the collective bargaining agreement.

The new collective bargaining agreement, framed within what Bancolombia has defined as “Declaración de lo Humano” (Declaration of the Human), reflects Bancolombia’s commitment to the welfare and growth of its team and results in strengthened competitiveness of salaries and higher income and improved purchasing power for covered employees.

The Bank thanks the negotiating team of Uneb and Sintrabancol and their leaders for their cooperation during the negotiations. The Bank would also like to recognize the cooperation of its employees during this process, which reflects their sophistication and their unwaivering commitment to service.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: October 14, 2011	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
Name: Jaime Alberto Velásquez B.
Title: Vice President of Finance